UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

STRATUM HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89267T 10 7

(CUSIP Number)

Robert G. Wonish

122 Longwood Drive

New Braunfels, Texas 78132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267T 10 7

1.	Names of Reporting Persons ROBERT G. WONISH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Item 1 to the Schedule 13D is hereby amended as follows:

This Amendment No. 1 (“Amendment”) hereby amends the Schedule 13D filed on June 1, 2006 (the “Schedule 13D”) which relates to shares of common stock, $0.001 par value per share (“Common Stock”), of Stratum Holdings, Inc., a Nevada corporation (previously named Tradestar Services, Inc.) (the “Issuer”).  The principal executive office of the Issuer is Three Riverway, Suite 1500, Houston, Texas 77056.

Other than as set forth below the Schedule 13D remains unchanged.
Item 2.	Identity and Background
Item 2 to the Schedule 13D is hereby amended as follows:
Subsection (b) is amended and replaced with the following
(b) The principal residence of the Reporting Person is 122 Longwood Drive, New Braunfels, Texas 78132.
Subsection (c) is amended and replaced with the following:

(c)           The Reporting Person holds no director or officer position with the Issuer or any subsidiary of the Issuer. Until May 27, 2008, the Reporting Person served as a director and President of Triumph Energy, Inc., a Louisiana corporation and indirect subsidiary of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 remains unchanged.
Item 4.	Purpose of Transaction
Item 4 is hereby amended in its entirety by substituting the following:

As of the date of this amendment, the Reporting Person (i) sold to Larry M. Wright, a director and the President and CEO of the Issuer, 3,756,000 shares of Common Stock, (ii) surrendered to the Issuer 7,500 warrants to purchase Common Stock and (iii) resigned from the Issuer’s Board of Directors and from the other positions described in Item 2(c) above. The Reporting Person does not have any specific plans or proposals relating to the acquisition of shares of Common Stock or the disposition of shares of Common Stock.  However, depending upon market conditions and other factors, the Reporting Person may, from time to time, either jointly or individually, acquire additional shares of Common Stock or dispose of all or any portion of the shares of Common Stock owned by the Reporting Person.

As of the date of this amendment, the Reporting Person does not have any specific plans or proposals which relate to or would result in: (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including plans or proposals relating to changes in the number or terms of directors or filling any existing vacancies on the Issuer’s board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above; but he reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended in its entirety by substituting the following:
(a)	As of May 27, 2008, the Reporting Person beneficially owns no shares of Common Stock.
(b)	As of May 27, 2008, the Reporting Person has no right to vote any shares of Common Stock.
(c)	The reporting person engaged in the following transactions since the filing of the Schedule 13D on June 1, 2006.

Number of Shares Sold	Price Per Share	Date of Sale
3,756,000	$0.075	May 27, 2008

Number of Warrants Surrendered	Price	Date of Surrender
7,500	$0.00	May 27, 2008

(d)	Not applicable.
(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock on May 27, 2008.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 remains unchanged.
Item 7.	Material to be Filed as Exhibits
Item 7 remains unchanged.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2008
Date
/s/ Robert G. Wonish
Signature
ROBERT G. WONISH
Name/Title